UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41928

Planet Image International Limited

No. 756 Guangfu Road

Hi-tech Development Zone

Xinyu City, Jiangxi Province

People’s Republic of China

+86 0790-7138216

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Execution of Letters of Guarantee

In connection with the proposed entry into loan agreements with each of Industrial and Commercial Bank of China and Bank of China (collectively, the “Banks”) by Jiangxi Yibo E-Tech Co., Ltd. (“Jiangxi Yibo”), an indirect wholly-owned subsidiary of Planet Image International Limited, a Cayman Islands exempted company (the “Company”), for an aggregate amount of RMB250 million (or approximately US$34.87 million), the Company executed a letter of guarantee in favor of each Bank, providing a joint liability guarantee for the obligations of Jiangxi Yibo under each loan until such time as Jiangxi Yibo pays off 100% of the principal and interests under each loan (collectively, the “Letters of Guarantee”).

The foregoing description of the Letters of Guarantee is qualified in its entirety by reference to the full text of the Letters of Guarantee, copies of which are filed as Exhibit 1.1 and Exhibit 1.2 to this Current Report on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit Number	Exhibit
1.1	English Translation of Letter of Guarantee by Planet Image International Limited to Industrial and Commercial Bank of China, dated February 24, 2025
1.2	English Translation of Letter of Guarantee by Planet Image International Limited to Bank of China, dated March 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Planet Image International Limited

Date: March 12, 2025	By:	/s/ Shaofang Weng
	Name:	Shaofang Weng
	Title:	Chief Executive Officer

2